UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 25, 2023

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)
60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.07   Submission of Matters to a Vote of Security Holders.

McDonald's Corporation (the "Company") held its 2023 Annual Shareholders' Meeting (the "Annual Meeting") on May 25, 2023. Set forth below are the final, certified voting results for each proposal presented at the Annual Meeting, as reported by Broadridge Financial Solutions, Inc., the Company's independent inspector of election.

Proposal 1: The election of 13 individuals to the Company's Board of Directors, each to serve until the Company's 2024 Annual Shareholders' Meeting and until his or her successor has been elected and qualified.

Name	For	Against	Abstain	Broker Non-Votes
Anthony Capuano	501,470,575	2,873,242	1,918,745	99,035,889
Kareem Daniel	500,947,809	3,367,780	1,946,973	99,035,889
Lloyd Dean	486,914,221	17,417,995	1,930,346	99,035,889
Catherine Engelbert	497,639,058	6,772,591	1,850,913	99,035,889
Margaret Georgiadis	500,587,837	3,808,585	1,866,140	99,035,889
Enrique Hernandez, Jr.	439,659,359	64,669,859	1,933,344	99,035,889
Christopher Kempczinski	500,768,474	3,647,768	1,846,320	99,035,889
Richard Lenny	459,186,745	45,127,593	1,948,224	99,035,889
John Mulligan	499,462,592	4,879,818	1,920,152	99,035,889
Jennifer Taubert	501,406,639	3,019,077	1,836,846	99,035,889
Paul Walsh	498,214,007	6,119,226	1,929,329	99,035,889
Amy Weaver	501,322,206	3,083,304	1,857,052	99,035,889
Miles White	485,727,571	18,571,858	1,963,133	99,035,889

Proposal 2: An advisory proposal to approve executive compensation for 2022.

For	Against	Abstain	Broker Non-Votes
466,380,080	37,311,741	2,570,741	99,035,889

Proposal 3: An advisory proposal on the frequency of future advisory votes on executive compensation. Based on these results and the recommendation of the Company's Board of Directors, the Company will hold annual advisory votes on executive compensation.

1 Year	2 Years	3 Years	Abstain	Broker Non-Votes
497,105,208	1,589,533	6,158,202	1,409,619	99,035,889

Proposal 4: An advisory proposal to ratify the appointment of Ernst & Young LLP as independent auditor for 2023.

For	Against	Abstain	Broker Non-Votes
575,767,461	28,274,983	1,256,007	0

Proposal 5: An advisory shareholder proposal requesting the adoption of an antibiotics policy (1 of 2).

For	Against	Abstain	Broker Non-Votes
82,630,167	415,215,641	8,416,754	99,035,889

Proposal 6: An advisory shareholder proposal requesting the adoption of an antibiotics policy (2 of 2).

For	Against	Abstain	Broker Non-Votes
92,933,247	404,922,989	8,406,326	99,035,889

Proposal 7: An advisory shareholder proposal requesting an annual report on "Communist China."

For	Against	Abstain	Broker Non-Votes
15,015,395	481,599,759	9,647,408	99,035,889

Proposal 8: An advisory shareholder proposal requesting a civil rights and returns to merit audit.

For	Against	Abstain	Broker Non-Votes
12,170,232	486,963,678	7,128,652	99,035,889

Proposal 9: An advisory shareholder proposal requesting an annual report on lobbying activities.

For	Against	Abstain	Broker Non-Votes
251,855,914	248,777,544	5,629,104	99,035,889

Proposal 10: An advisory shareholder proposal requesting an annual report on global political influence.

For	Against	Abstain	Broker Non-Votes
91,690,484	407,409,651	7,162,427	99,035,889

Proposal 11: An advisory shareholder proposal requesting poultry welfare disclosure.

For	Against	Abstain	Broker Non-Votes
192,835,432	306,717,766	6,709,364	99,035,889

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: June 1, 2023

By: /s/ Jeffrey J. Pochowicz

Jeffrey J. Pochowicz
Corporate Vice President, Associate General Counsel
and Assistant Secretary